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                             September 23, 2022

       Moni Lustig
       Chief Executive Officer
       DNALabs Canada Inc.
       99 Yorkville Avenue, Suite 200
       Toronto
       Ontario, Canada

                                                        Re: DNALabs Canada Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 15,
2022
                                                            File No. 024-11994

       Dear Mr. Lustig:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

       Offering Statement on Form 1-A

       Section F/S
       Financial Statements, page 75

   1. We note that the offering statement and audit report indicate that the independent auditors have audited your
financial statements in accordance with International Financial
                                                        Reporting Standards
(IFRS). Accordingly, provide an audit report that complies with section (a)(2) of Part
F/S. In this regard, the opinion must include a statement that the financial statements
comply with IFRS as issued by the IASB. Further, the audit report must comply with
section (c)(iii) of Part F/S and should indicate that the audit was conducted in accordance
with either U.S. Generally Accepted Auditing Standards or the standards of the Public
Company Accounting Oversight Board (United States). Also,
                                                        please ensure that your
revised offering statement provides the financial statements in text-searchable format
and that the audit consent (Exhibit 1A-11) is legible. Refer to Rule
 Moni Lustig
DNALabs Canada Inc.
September 23, 2022
Page 2
       304(e) of Regulation S-T.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Christine Westbrook at 202-551-5019 or Joe McCann at
202-551-
6262 with any questions.



                                                             Sincerely,
FirstName LastNameMoni Lustig
                                                             Division of
Corporation Finance
Comapany NameDNALabs Canada Inc.
                                                             Office of Life
Sciences
September 23, 2022 Page 2
cc:       Kendall Almerico, Esq.
FirstName LastName